EXHIBIT 18.1
Preferability Letter Regarding Change in Accounting Principle
November 12, 2026
Board of Directors
Nakamoto Inc.
300 10th Ave South
Nashville, Tennessee 37203
Ladies and Gentlemen:
We have been furnished with a copy of the Quarterly Report on Form 10-Q of Nakamoto Inc. (the “Company”) for the three and nine months ended September 30, 2026, and have read the Company’s statements contained in Note 5, Investments, to the unaudited condensed consolidated financial statements included therein.
As stated in Note 5, prior to the third quarter of 2026, the Company recognized its proportionate share of the net income or loss of Treasury B.V., an equity method investee, on a three-month reporting lag. Beginning in the third quarter of 2026, as a result of the availability of more timely financial information from Treasury B.V., the Company changed the reporting lag used to recognize its proportionate share of Treasury B.V.’s net income or loss from a three-month lag to a one-month lag. The Company has determined that this change constitutes a change in accounting principle under Accounting Standards Codification 250, Accounting Changes and Error Corrections, and that use of the one-month reporting lag is preferable in the circumstances because it provides more timely information regarding the underlying results of the investment and more closely aligns the reporting period of Treasury B.V. with the Company’s reporting period.
The Company has also stated in Note 5 that it evaluated the effects of the change on its previously issued financial statements and determined that the effects were immaterial. Accordingly, the Company did not retrospectively adjust its previously issued financial statements and recognized the cumulative effect of the change in the results of operations for the third quarter of 2026.
In accordance with your request, we have reviewed and discussed with Company management the circumstances and business judgment upon which the decision to make this change in accounting principle was based.
We were engaged as the Company’s independent registered public accounting firm in June 2026 and did not audit the Company’s consolidated financial statements as of and for the year ended December 31, 2025. We have reviewed the Company’s interim financial information for the quarters ended June 30, 2026 and September 30, 2026 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we do not express an opinion on the Company’s financial statements as of or for any period presented in the Quarterly Report on Form 10-Q.
Authoritative criteria have not been established for evaluating the preferability of one acceptable accounting principle over another acceptable accounting principle. In expressing our concurrence, we have relied on management’s determination that the change in accounting principle described above is preferable, including management’s evaluation of the circumstances supporting the change.
Based on our reading of management’s stated reasons and justification for the change in accounting principle, and our discussions with management concerning the circumstances and business judgment upon which the change was based, we concur with management that the change from a three-month reporting lag to a one-month reporting lag for the Company’s equity method investment in Treasury B.V. represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with accounting principles generally accepted in the United States of America.
Very truly yours,
/s/ Wolf & Company, P.C.
Wolf & Company, P.C.
Boston, Massachusetts